

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2016

B.P. Allaire
Chief Executive Officer
Key Link Assets Corp.
216 South Jefferson, Suite LL1
Chicago, IL 60661

> **Re: Key Link Assets Corp.**
> **Form 8-K**
> **Filed June 24, 2016**
> **File No. 333-190836**

Dear Mr. Allaire:

We note that you have treated the transaction disclosed in the above-referenced Amended Form 8-K as resulting in a change in shell company status. Based on your Form 10-K for fiscal year ended December 31, 2015, it appears that you were a shell company, as defined in Exchange Act Rule 12b-2, prior to the transaction. However, it is unclear from the disclosures provided that the transaction you describe resulted in a change in shell company status. Please provide us with your analysis for why you treated the transaction disclosed in the above-referenced Form 8-K as resulting in a change in shell company status.

Please contact Scott Anderegg at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director